November 11, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Brad Skinner, Senior Assistant Chief Accountant

Re:	Gasco Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Response letter dated August 10, 2009
File No. 1-32369
Ladies and Gentlemen:
     Set forth below are the responses of Gasco Energy Inc., a Nevada corporation (“Gasco,” the “Company,” “we,” “our” or “us”), to comments (the “Comments”) received from Brad Skinner of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2009, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 4, 2009, File No. 001-32369.
     For your convenience, each response is prefaced by the exact text of the corresponding Comment in bolded text. As noted below, the Company respectfully requests that the Commission permit the Company to incorporate additional disclosures relating to the responses to the Comments in future filings.
Annual Report on Form 10-K for the year ended December 31, 2008
Financial Statements, page 61
Notes to Consolidated Financial Statements, page 69
Note 13 — Income Taxes, page 95
1.	Please explain to us the nature of the deferred tax asset totaling $65.3 million for “oil and gas property impairment” at December 31, 2007, and also why the asset was eliminated by December 31, 2008.
Under the Full Cost Pool method of accounting and related GAAP guidance, Gasco applies the “ceiling test” to determine whether an impairment should be recorded to write down the book basis of oil and gas properties. Gasco has historically recorded

United States Securities and Exchange Commission
November 11, 2009

impairments in several years related to its oil and gas properties. When an impairment gets recorded for book purposes, it creates a book/tax basis difference and related deferred tax asset within the oil and gas properties as the tax basis of oil and gas properties are not written off for tax purposes until the properties are actually plugged and abandoned or the related lease expires. As of December 31, 2008, the deferred tax asset related to these impairments was not eliminated. Rather, the deferred tax asset was consolidated with other deferred tax assets and liabilities related to oil and gas properties and other property, plant, and equipment. Gasco believes this presentation provides better comparability from year to year and is easier to track going forward.
2.	Please explain to us the nature of deferred tax liabilities for oil and gas property and other property, plant and equipment totaling $12.9 million and $8.9 million, respectively, at December 31, 2007, and the reason for these liabilities being eliminated and a deferred tax asset of $15.1 million being recorded by December 31, 2008.
Gasco recorded deferred tax liabilities for oil and gas property and other property, plant, and equipment of $12.9 million and $8.9 million, respectively, at December 31, 2007, for various book/tax differences. The largest book/tax difference associated with oil and gas property is related to intangible drilling costs. For tax purposes, a majority of the intangible drilling costs have been capitalized and amortized over a period of 60 months, which is a much shorter life than the costs are recovered for book purposes. Another large book/tax difference associated with oil and gas property is related to lease/well equipment. For tax purposes, the lease/well equipment is depreciated over a shorter life than the costs are recovered for book purposes. With respect to other property, plant, and equipment, the book/tax difference relates to book/tax depreciation differences. For tax purposes, the property, plant, and equipment is depreciated over a shorter life than the costs are recovered for book purposes. As of December 31, 2008, these deferred tax liabilities were not eliminated. Rather, the deferred tax liabilities were consolidated with other deferred tax assets and liabilities related to oil and gas properties and other property, plant, and equipment. Gasco believes this presentation provides for better comparability from year to year and is easier to track going forward.
3.	Please reconcile the decrease in your valuation allowance from 2007 to 2008 of approximately $19.3 million, as disclosed in the table of your deferred tax assets and liabilities, and the 2008 impact on deferred tax expense of approximately $6.3, as disclosed in the analysis of 2008 income tax provision.
The discrepancy between the decrease in valuation allowance from 2007 to 2008 of approximately $19.3 million and deferred tax expense of approximately $6.3 in 2008 was primarily due to the deferred tax assets and associated valuation allowance acquired from the Brek Energy Acquisition. In 2007, Gasco acquired 100% of the stock of Brek Energy through a merger. Accordingly, Gasco recorded the assets and liabilities of Brek Energy based on fair market values of the assets and liabilities using the purchase accounting

United States Securities and Exchange Commission
November 11, 2009

method. However, for tax purposes, Gasco recorded the assets and liabilities of Brek Energy based on the historical tax basis in the hands of Brek Energy at the date of acquisition. Unfortunately, all the underlying detail of the historical tax basis of assets and liabilities was not available to Gasco at the date the 2007 Form 10-K was filed. Therefore, Gasco used the limited detail that was available to calculate and report the net deferred tax asset and related valuation allowance associated with book/tax differences acquired from Brek Energy as a result of the stock acquisition. Upon preparation of the final Brek Energy standalone tax returns and Gasco consolidated tax returns for the 2007 tax year, Gasco was able to retrieve all the underlying detail of the historical tax basis of Brek Energy’s assets and liabilities. The resulting net book/tax difference associated with the assets and liabilities of Brek Energy was different than what was calculated and reported in the tax footnote in the 2007 Form 10-K. This difference had no impact on deferred tax expense and was a balance sheet only discrepancy, thus explaining a majority of the discrepancy between the decrease in valuation allowance from 2007 to 2008 and deferred tax expense in 2008. However, as a full valuation allowance was placed on the net deferred tax assets, there was no impact on the financial statements.
     In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Commission have any questions or comments, please contact the undersigned at 303-483-004 or Caroline B. Blitzer of Vinson & Elkins L.L.P. at 212-237-0251.
Sincerely,
/s/ W. King Grant
W. King Grant
Chief Financial Officer and
     Executive Vice President